Exhibit 99.1

Alterity Therapeutics to Participate in a Fireside Chat at the

Craig-Hallum Biotech Catalyst Conference

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 19 October 2026: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced that David Stamler, M.D., Chief Executive Officer, will participate in a Fireside Chat at the Craig-Hallum Virtual Biotech Catalyst Conference on Thursday, October 22, 2026 at 2:30 p.m. ET in the United States.

A link to the archived webcast will be available after the event and can be accessed on Alterity Therapeutics website under the Investors section: Events and Presentations.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company is focused on developing disease modifying therapies for Parkinson’s disease and related disorders. Alterity is preparing to initiate a Phase 3 pivotal trial in Multiple System Atrophy (MSA), a rare and rapidly progressive neurodegenerative disease without an approved treatment. ATH434, the Company’s lead asset, demonstrated clinically meaningful efficacy in a randomized, double-blind, placebo-controlled Phase 2 clinical trial in participants with MSA. Alterity has further reported positive data in its open label Phase 2 clinical trial in participants with advanced MSA. In addition, Alterity has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at https://alteritytx.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Contacts:

Investors

Elyse Shapiro

ir@alteritytx.com

Remy Bernarda

Investor Relations Advisory Solutions

ir@alteritytx.com

+1 (415) 203-6386

Media

Melissa Tempra

NWR Communications

melissa@nwrcommunications.com.au

Casey McDonald

Tiberend Strategic Advisors, Inc.

cmcdonald@tiberend.com

+1 (646) 577-8520